

Mail Stop 7010

February 18, 2009

**<u>Via U.S. mail and facsimile</u>**

Mr. Rick A. Paternostro
Chief Financial Officer
Servidyne, Inc.
1945 The Exchange, Suite 300
Atlanta, Georgia 30339

      RE:    Form 10-K for the fiscal year ended April 30, 2008
              Form 10-Q for the period ended October 31, 2008
                 File No. 0-10146

Dear Mr. Paternostro:

      We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED APRIL 30, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Management's Discussion and Analysis, page 15

Results of Operations, page 15

2.  Your revenue discussion includes the amounts by which revenues by each product
    and service type increased or decreased each period.  Please also disclose the total
    amount of revenues recorded each period for each product and service type in MD&A
    and the notes to the financial statements.  Refer to paragraph 37 of SFAS 131.

3.  In a similar manner to your presentation of revenues by segment, please also present a
    table which shows your net loss (earnings) by each segment and the Parent.  Please
    correspondingly discuss the business reasons for changes between periods in the net
    (loss) earnings of each segment and the Parent.

Contractual Obligations, page 21

4.  Please revise your table to include a separate line item for estimated interest payments
    on your long-term debt based on its current terms.  Because the table is aimed at
    increasing transparency of cash flow, we believe these payments should be included
    in the table.  Please also disclose any assumptions you made to derive these amounts
    in a footnote to the table.  Please refer to Item 303(a)(5) of Regulation S-K and
    Section IV of SEC Release 33-8350.

Critical Accounting Policies

Valuation Of Goodwill and Other Intangible Assets, page 23

5.  In the interest of providing readers with a better insight into management's judgments
    in accounting for goodwill and other intangible assets, please disclose the following:
    *   The reporting unit level at which you test goodwill for impairment and your basis
        for that determination;
    *   Each of the valuation methodologies used to value goodwill (if multiple
        approaches are used), including sufficient information to enable a reader to
        understand how each of the methods used differ, the assumed benefits of a
        valuation prepared under each method, and why management selected these
        methods as being the most meaningful for the company in preparing the goodwill
        impairment analyses;
    *   How you weight each of the methods used including the basis for that weighting
        (if multiple approaches are used);
    *   A qualitative and quantitative description of the material assumptions used and a
        sensitivity analysis of those assumptions based upon reasonably likely changes;
        and
    *   How the assumptions and methodologies used for valuing goodwill in the current
        year have changed since the prior year highlighting the impact of any changes.

6. You state that you performed a sensitivity analysis assuming the discount rate was higher and the growth rate was lower that the assumptions used in your impairment analysis. Please disclose the actual rates used as well as the higher and lower rates used in your sensitivity analysis and how the use of the different rates would have impacted your impairment conclusions.

7. Your disclosures in note 14 and note 17 to the financial statements indicate that all of your goodwill and the majority of your intangible assets recorded relate to the BPE segment. Given that you have recorded recurring net losses in this segment in each of the three years ended April 30, 2008 and the six months ended October 31, 2008, please disclose and provide us with a comprehensive explanation as to how you determined that no impairment existed.

Income-Producing Properties and Property and Equipment, page 23

8. You state that you review your long-lived assets for an impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Please expand your disclosures to include the following:
   - Please clarify how you determine when long-lived assets should be tested for impairment. Please expand your discussion to state the types of events and circumstances that you believe indicate impairment. Please address how frequently you evaluate for these types of events and circumstances;
   - Please disclose how you group your assets for purposes of considering whether an impairment exists. Refer to paragraph 4 of SFAS 144; and
   - Please discuss the significant estimates and assumptions used to determine estimated future undiscounted cash flows and fair value. You should discuss how sensitive the fair value estimates are to each of these significant estimates and assumptions used as well whether certain estimates and assumptions are more subjective than others.

Financial Statements

Consolidated Statements of Operations, page 28

9. Please disclose the nature of the amounts included in other income. Please also explain how you determined it was appropriate to include other income and interest income in your determination of total revenues. In this regard, please tell us what consideration you gave to presenting interest income in the same section as interest expense as well as presenting other income further down on your statement of operations in a similar manner to your gains on sale of real estate.

Notes to the Financial Statements

Note 2.  Summary of Significant Accounting Policies, page 31

(c)  Revenue Recognition, page 31

10. You disclose that original contract prices are adjusted as necessary for change orders
    in the amounts that are reasonably estimated based on your historical experience.
    Please disclose the nature and types of these change orders, including whether you
    and the customer have agreed upon the prices of the change orders.  Please tell us
    how your accounting of these change orders complies with the guidance of
    paragraphs 61 through 63 of SOP 81-1.

11. Please disclose the amount of change order/claim amounts included in your
    determination of revenue as well as whether these amounts include a profit
    component.  If so, please also disclose how this component amount is determined and
    why you believe the inclusion of the profit component is appropriate under the
    circumstances.

12. Please disclose your accounting policy related to claims.  See paragraph 65 of SOP
    81-1.

Note 4.  Discontinued Operations

Real Estate Sales of Income-Producing Properties, page 38

13. Please help us better understand your accounting and presentation of the shopping
    center in Orange Park, Florida.  Your disclosures indicate that you acquired the land
    and building associated with this shopping center on February 12, 2007 and sold it on
    July 31, 2007.  You state that your historical financial statements have been prepared
    with the results of operations and cash flows of sold income-producing properties
    shown as discontinued operations, with the exception of the revenues, backlog, costs
    and expenses, and cash flows associated with the shopping center located in Orange
    Park, Florida, for the period between May 1, 2006 and February 12, 2007, which have
    not been restated as discontinued operations and are still included in continuing
    operations.  Please explain to us and further expand your disclosures to clarify during
    which periods the results of this shopping center are and are not included in
    discontinued operations and how you determined when these operations should and
    should not be included in discontinued operations based on paragraphs 41 through 44
    of SFAS 144.

Note 8.  Mortgage Notes Payable and Leases and Note 9.  Other Long-Term Debt, page 40

14. Please disclose here or elsewhere in the filing the specific terms of any material debt covenants in your debt agreements.   For any material debt covenants, please disclose the required amounts/ratios as well as the actual amounts/ratios as of each reporting date.  This will allow readers to understand how much cushion there is between the required amounts/ratios and the actual amounts/ratios.  Please also consider showing the specific computations used to arrive at the actual amounts/ratios with corresponding reconciliations to US GAAP amounts, if necessary.  See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Note 10.  Income Taxes, page 42

15. In light of your history of losses, please provide detailed disclosures as to how you determined it is more likely than not that you will realize your deferred tax assets.  In this regard, please address each of the following points in your disclosures:
   - Please provide a comprehensive discussion of the nature of the positive and negative evidence that you considered, how that evidence was weighted, and how that evidence led you to determine it was not appropriate to record a valuation allowance on the remaining deferred income tax assets related to net operating loss carryforwards pursuant to paragraphs 17 through 25 of SFAS 109.  You should discuss the significant estimates and assumptions used in your analysis. You should also discuss how you determined the amount of the valuation allowance to record;
   - Please disclose the amount of pre-tax income that you need to generate to realize the deferred tax assets;
   - Please include an explanation of the anticipated future trends included in your projections of future taxable income.  Confirm to us that the anticipated future trends included in your assessment of the realizability of your deferred tax assets are the same anticipated future trends used in estimating the fair value of your reporting units for purposes of testing goodwill for impairment and any other assessment of your tangible and intangible assets for impairment; and
   - Please disclose that the deferred tax liabilities you are relying on in your assessment of the realizability of your deferred tax assets will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets.

16. Please provide the disclosures required by paragraphs 20 and 21 of FIN No. 48.

Note 13.  Net Earnings (Loss) Per Share, page 44

17. Please disclose how you treated your restricted stock for purposes of computing net earnings (loss) per share in accordance of SFAS 128.  Please separately disclose your treatment of vested and unvested restricted stock.

Note 14.  Operating Segments, page 45

18. You provide a description of the items included in Parent Company's assets.  Please provide a similar description of the items included in Parent Company's net (loss) earnings each period presented as well as disclose why these amounts were not allocated to reportable segments.  Refer to paragraphs 31 and 32 of SFAS 131.


FORM 10-Q FOR THE QUARTER ENDED OCTOBER 31, 2008

General

19. Please address the above comments in your interim filings as well.

Management's Discussion and Analysis, page 18

20. On page 25 you disclose that the $3,471,000 in cash previously held in escrow was released after you elected not to purchase a replacement property to complete a proposed Internal Revenue Code Section 1031 federal tax deferred exchange.  Please disclose if there was any impact on your income tax provision due to your decision not to purchase a replacement property.

21. Please expand MD&A to provide a discussion of recent economic events and its current and expected future impact on your operations, financial position, and liquidity.  This disclosure should provide detailed information on your customers, recent order activity, expected trends, management's response for managing these events, potential future actions by management and other detailed information.  Expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity.  Please discuss the impact on each segment separately.

Liquidity and Capital Resources, page 25

22. You believe that currently available cash and cash generated from operations will be sufficient to meet working capital requirements and anticipated capital expenditures.  Given that you have not generated any cash flows from operating activities in each of the three years ended April 30, 2008 and the six months ended October 31, 2008 and

given that your cash and restricted cash balance has decreased by approximately 47% since April 30, 2008, please expand your disclosures to provide a comprehensive discussion of how you determined that currently available cash and cash generated from operations will be sufficient to meet your working capital requirements and anticipated capital expenditures.  You should clearly identify each of your significant sources and uses of cash, any significant changes in your sources and uses of cash from period to period, the impact of significant changes in your sources and uses of cash on your liquidity and capital resources, and how long you believe that your sources of cash will be sufficient to meet your needs.  Given that one of the possible sources of cash that your disclosures indicate is the sale of real estate assets, please also consider disclosing the amount of real estate assets that you are able to sell at this time, if necessary, without any restrictions.

23. Please disclose the expected amounts of future spending on capital expenditures, including whether the portions of the expected amounts are related to growth or maintenance.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response.  Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information.  Detailed letters greatly facilitate our review.  Please file your supplemental response on EDGAR as a correspondence file.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief